Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC 3 Columbus Circle, 24th Floor New York, NY 10019	Seaport Global Securities LLC 360 Madison Avenue 22nd Floor New York, NY 10017

June 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549

Attention:	Stacie Gorman Jeffrey Gabor
Re:	Axiom Intelligence Acquisition Corp 1 Registration Statement on Form S-1 Filed May 14, 2025, as amended File No. 333-287279

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Axiom Intelligence Acquisition Corp 1 that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on June 17, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

COHEN & COMPANY CAPITAL MARKETS,
A DIVISION OF J.V.B. FINANCIAL GROUP, LLC, as a
Representative of the several Underwriters

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director

SEAPORT GLOBAL SECURITIES LLC, as a Representative of the several Underwriters

By:	/s/ Jack Mascone
Name:	Jack Mascone
Title:	Head of Capital Markets